Exhibit 99.1

YM BIOSCIENCES NOTICE OF ANNUAL MEETING OF
SHAREHOLDERS AND NOMINATION OF DIRECTORS

MISSISSAUGA, Canada - October 11, 2007 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today advised that its Annual Meeting of Shareholders will take place on November 28th, 2007 at 4:00pm at the Gallery of the TSX Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario.

The items for consideration at the meeting are included in the Proxy Circular which will be mailed to shareholders of record on or about October 22, 2007. Two new directors have been nominated and have agreed to stand for election at the Annual Meeting: Philip Frost, M.D., Ph.D. and Francois Thomas, M.D.

Dr. Philip Frost is currently the President of Calesca Pharmaceuticals. In 2005, Dr. Frost was appointed Executive Vice President and Chief Scientific Officer at ImClone Systems Inc. where he oversaw the company’s research, clinical and regulatory departments. He subsequently held the post of Interim Chief Executive Officer until December 2006. Prior to ImClone Systems, Dr. Frost served as Vice President of Oncology and Co-Director of the Oncology Therapeutic Area Leadership Team at Wyeth, where he was responsible for the development of various oncology compounds and contributed to the approval and commercialization of Mylotarg® for the treatment of a specific form of acute myeloid leukemia. Dr. Frost has held the positions of Adjunct Professor of Cell Biology and Adjunct Professor of Medicine at The University of Texas M. D. Anderson Cancer Center since 1992.  He is also a Director of Innovive Pharmaceuticals, a New York-based oncology company.

Dr. Francois Thomas, a board certified medical oncologist, is a member of the Board of Directors of Unibioscreen, Eurogentec and DNA therapeutics, and formerly was a Director of Newron, Entomed, Neurotech, Novexel and CropDesign. Dr. Thomas is currently a Senior Advisor at Bryan Garnier, a Paris-based investment bank, and is responsible for corporate finance activities for pharmaceutical and biotechnology companies. Dr. Thomas has been a Venture Partner at Atlas Venture (London, UK), and a General Manager at Bioserve Ltd (Cambridge, UK), a consultancy for the life science arena. He was previously Vice President Licensing, Medical Affairs and Pharmacogenomics at Genset (Paris, France), Vice President, Clinical Development at Ipsen (Paris, France) and Assistant Professor of Medical Oncology at Institut Gustave Roussy (Paris, France).

Four of the current directors, Dr. James Barrett, Mr. John Friedman, Ms. Gail Schulze and Dr. Julius Vida, will not be standing for re-election. The Board of Directors will be reduced from ten to eight members.

About YM BioSciences

YM BioSciences Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide.  The Company has two late-stage products: nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR) and is approved in several countries for treatment of various types of head and neck cancer; and AeroLEF™, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF™ will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
Thomas Fechtner, the Trout Group LLC	James Smith, the Equicom Group Inc.
Tel. +1-212-477-9007 x31	Tel. +1-416-815-0700 x 229
Fax +1-212-460-9028	Fax +1-416-815-0080
Email: tfechtner@troutgroup.com	Email: jsmith@equicomgroup.com

Nominated Advisor
Canaccord Adams Ltd.
Ryan Gaffney
Tel. +44(0)20 7050 6500